UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-34564

China Nuokang Bio-Pharmaceutical Inc.

No. 18-1 East Nanping Road

Hunnan National New & High-tech Development Zone

Shenyang, Liaoning Province

People’s Republic of China 110171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Nuokang Bio-Pharmaceutical Inc.

By:	/s/ Tianruo Pu
Name:	Tianruo Pu
Title:	Chief Financial Officer

Date: March 16, 2012

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.1

CORRECTING and REPLACING — China Nuokang Bio-Pharmaceutical Inc. Reports Fourth Quarter and Full Year 2011 Financial Results

BEIJING, March 14, 2012 – Following a release published earlier today by China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP), please note that subheading for the non-GAAP adjusted net loss for the fourth quarter of 2011 has been updated for a typo and the accompanying financial tables have been updated for minor errors. The corrected release follows:

4Q11 Revenue was RMB57.0 Million ($9.1 Million)

4Q11 Non-GAAP Adjusted Net Loss was RMB6.3 Million ($1.0 million)

FY11 Revenue was RMB288.3 Million ($45.8 Million)

FY11 Non-GAAP Adjusted Net Income was RMB34.6 Million ($5.5 million)

Live conference call to be held Thursday, March 15, 2012 at 8:00 am ET

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) (“Nuokang” or the “Company”), a leading China-based biopharmaceutical company focused on the research, development, manufacture, marketing and sales of hospital-based medical products, today announced unaudited financial results for the fourth quarter and full year of 2011.

Mr. Baizhong Xue, the Company’s Chairman and Chief Executive Officer, stated, “We believe this quarter marked an important milestone in Nuokang’s restructuring efforts. As we have noted in the past few months, including in our announcement of the recent changes in our management team, it became clear toward the end of 2011 that Nuokang needed to refocus our direction in order to achieve greater success as a publicly-listed and diversified pharmaceutical company. We are proud of the staff that helped Nuokang build Baquting into a market leader and successfully become a U.S.-listed company. At the same time, we believe that the changes in our management team will allow us to better lead Nuokang in the future. Financially, we have taken the steps to create a healthier balance sheet. We have paid down most of our debt, increased operating cash flow by decreasing days sales outstanding, removed the overhang of our lease obligations and expensed one-time costs to show a cleaner balance sheet. We believe these steps are necessary to prepare Nuokang to achieve its long-term potential.

“Our financial performance this quarter was affected by the aforementioned efforts. First, as we have noted before, we recognize that our exploration of certain strategic alternatives to increase shareholder value has negatively impacted our short-term results. While our externally managed marketing agent sales continued to grow and the volume of Baquting sales for the fourth quarter remained relatively stable, this performance was tempered by the decrease in our higher-margin and higher-price direct sales. This shift in revenue mix therefore resulted in a lower average price per unit and a noticeable sequential revenue decline. Second, we resolved our obligation through a recent contract for the Penglai plant for RMB13.4 million. We believe this action was prudent as it removes the financial overhang of the potential costs. Lastly, to present a cleaner balance sheet, we have conservatively incurred an allowance for non-trade receivables of RMB8.6 million. These efforts to strengthen our financial condition and the one-time and non-operational charge of RMB11.6 million related to exploration of strategic alternatives, led to a net loss for the fourth quarter of 2011. Moving forward, we are excited to have a stronger management team and healthier balance sheet to better support our future growth.

“Overall, we believe that our efforts have laid a solid foundation for a gradual but steady recovery from 2011. Despite the challenges of the fourth quarter, we are pleased to note that Baquting remains the leader in the hemocoagulase market with 36% market share. Looking forward, we are focused on maintaining this market leadership position while further strengthening management of our direct sales team to achieve a more favorable revenue mix and greater sales volume. Our new vice president of sales and marketing has proactively reached out to employees to cultivate greater confidence in and excitement for Nuokang’s growth potential. In addition to Baquting, revenue from Kaitong has been steadily growing. For 2012, we expect to see revenue contribution from Kaitong and our newly acquired Alpha Lipoic Acid Capsule. We also expect our expenses to normalize in 2012 compared to the fourth quarter of 2011, during which we chose to conservatively recognize one-time, non-operational charges. Although the recovery process may be gradual, we are confident that 2012 will show sequential revenue and profitability growth compared to 2011.”

Fourth Quarter 2011 Financial Highlights

•	Revenue was RMB57.0 million ($9.1 million)[1], compared to RMB79.3 million in the prior year period;

•	Baquting revenue was RMB52.2 million ($8.3 million), compared to RMB76.7 million in the prior year period;

•	Gross profit was RMB47.2 million ($7.5 million), compared to RMB70.0 million in the prior year period;

•	Gross margin was 82.7% compared to 88.2%, in the prior year period;

•	Operating loss was RMB36.8 million ($5.9 million), compared to an operating income of RMB4.2 million in the prior year period;

•	Net loss was RMB46.7 million ($7.4 million), or RMB2.42 ($0.39) per diluted ADS[2], compared to a net income of RMB278,000, or RMB0.01 per diluted ADS, in the prior year period; and

•	Non-GAAP adjusted net loss was RMB6.3 million ($1.0 million) compared to an adjusted net income of RMB3.9 million in the prior year period.

Fourth Quarter 2011 Financial Performance

Revenue for the fourth quarter of 2011 was RMB57.0 million ($9.1 million), compared to RMB79.3 million in the prior year period. Revenue from Baquting decreased to RMB52.2 million ($8.3 million) from RMB76.7 million in the prior year period, primarily attributable to a decline in the performance of the Company’s direct sales channel. Baquting revenue as a percentage of total revenue was 91.6%, compared to 96.7% in the prior year period. Revenue from other products increased to RMB4.8 million ($0.8 million) from RMB2.6 million in the prior year period, driven by gradually increasing revenue contribution from Kaitong.

Gross profit was RMB47.2 million ($7.5 million), compared to RMB70.0 million in the prior year period. Gross margin was 82.7%, compared to 88.2% in the prior year period. This margin decline was due to a shift in revenue mix towards a greater proportion of lower-margin marketing agent sales.

Operating loss was RMB36.8 million ($5.9 million), compared to an operating income of RMB4.2 million in the prior year period. This is a reflection of the incurrence of one-time charges in the fourth quarter of 2011, including costs associated with the Company’s exploration of certain strategic alternatives of RMB11.6 million ($1.8 million) and an increase in allowance for non-trade receivables of RMB8.6 million ($1.4 million).

Research and development expenses were RMB3.6 million ($0.6 million), compared to RMB4.2 million in the prior year period. Research and development expenses as a percentage of revenue was 6.4%, compared to 5.2% in the prior year period, primarily due to the lower revenue base for the fourth quarter of 2011.

Selling, marketing and distribution expenses decreased 7.0% to RMB44.8 million ($7.1 million) from RMB48.2 million in the prior year period due to lower revenues, partially offset by the Company’s continued investment in market development of its new-to-market products.

General and administrative expenses was RMB35.5 million ($5.6 million), compared to RMB13.4 million in the prior year period, primarily as a result of significant one-time charges, such as costs associated with the Company’s exploration of strategic alternatives and an increase in allowance for non-trade receivables. As these are non-recurring expenses, the Company expects general and administrative expenses to normalize in the coming quarters.

The Company recognized a tax benefit of RMB3.8 million ($0.6 million), compared to a tax expense of RMB1.5 million in the prior year period. The tax benefit is due to the loss it incurred in the fourth quarter of 2011.

Net loss was RMB46.7 million ($7.4 million), or RMB2.42 ($0.39) per diluted ADS, compared to a net income of RMB278,000, or RMB0.01 per diluted ADS, in the prior year period.

Non-GAAP adjusted net loss, excluding share-based compensation, foreign exchange gains and losses and other one-time, non-operational charges, was RMB6.3 million ($1.0 million), compared to a net income of RMB3.9 million in the prior year period.

For the quarter ended December 31, 2011, the Company had approximately 154.2 million weighted average diluted ordinary shares outstanding, or 19.3 million weighted average diluted ADSs.

Full Year Ended December 31, 2011 Financial Performance

For the full year ended December 31, 2011, revenue was RMB288.3 million ($45.8 million), compared to RMB315.8 million for the full year ended December 31, 2010. Gross profit was RMB249.8 million ($39.7 million), compared to RMB278.5 million in the prior year. Operating income was RMB18.7 million ($3.0 million), compared to RMB65.9 million in the prior year. Net loss was RMB14.0 million ($2.2 million), or RMB0.72 ($0.11) per diluted ADS, compared to a net income of RMB46.1 million, or RMB2.32 per diluted ADS, for the prior year. Non-GAAP adjusted net income was RMB34.6 million ($5.5 million), compared to RMB60.9 million in the prior year.

For the full year ended December 31, 2011, the Company had approximately 155.9 million weighted average diluted ordinary shares outstanding, or 19.5 million weighted average diluted ADSs.

As of December 31, 2011, the Company had cash and cash equivalents of RMB179.4 million ($28.5 million), compared to RMB191.8 million as of December 31, 2010.

New Product Performance

The Company continues to make progress on the commercialization of the following pipeline products:

Kaitong: The Company continued to make progress on market education and sales channel development for Kaitong. As of March 2012, the Company has won tenders in eight provinces and four military zones and continues its nationwide marketing campaign in order to drive awareness and understanding of Kaitong. Looking forward, the Company expects Kaitong revenues to grow steadily but gradually throughout 2012 as it continues to bid for additional regions.

Alpha Lipoic Acid Capsule (“ALA”): In January 2012, the Company expanded its product portfolio to the diabetic drug category by acquiring the manufacturing license and marketing rights for ALA, an antioxidant product that addresses diabetic neuropathy. The manufacturing license is being transferred to the Company’s plant in Penglai from that of the seller. The Company has also already won tenders in four provinces and two military zones for ALA.

In-licensed Products: The Company has submitted testing results for Dianatal(R) for the final stage of import license approval to the SFDA. For the cardiovascular product, the Company is also awaiting SFDA review of testing results for the final stage before receiving the import license. The Company expects SFDA approval by the end of 2012 for both products.

Non-GAAP Measures

Adjusted net income (loss) is presented to better illustrate the Company’s ongoing and core operational results. Adjusted net income (loss) is defined as net income excluding share-based compensation expense, foreign exchange losses, other one-time charges, other loss and tax expenses. Adjusted net income (loss) may be calculated differently, and therefore Nuokang’s adjusted net income (loss) may not be comparable to similarly titled measures of other companies. Adjusted net income (loss) is not a measure of financial performance under U.S. generally accepted accounting principles (GAAP), and should not be considered in isolation or as an alternative to net income (loss), cash flows from operating activities and other measures determined in accordance with GAAP. Items excluded from adjusted net income (loss) are significant and necessary components to the operations of the Company’s business, and, therefore, adjusted net income (loss) should only be used as a supplemental measure of operating performance.

Conference Call

The Company will hold a conference call at 8:00 am ET on Thursday, March 15, 2012 to discuss the fourth quarter and full year 2011 financial results. Listeners may access the call by dialing:

United States toll free:	1-855-500-8701
United States toll:	1-646-254-3515
China toll free:	400-1200654
Hong Kong toll free:	800-903737
United Kingdom toll free:	0800-0159724
Conference ID:	57093004

A telephone replay will be available beginning two hours after the conclusion of the call and will be available through March 28, 2012, 2011. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	57093004

A webcast will also be available through the Company’s website www.nkbp.com.

About China Nuokang Bio-Pharmaceutical Inc.

China Nuokang Bio-Pharmaceutical Inc. (Nasdaq:NKBP) is a leading biopharmaceutical company in China focused on the research, development, manufacture, marketing and sales of hospital-based medical products. The Company provides a diversified portfolio of products across more than 3,000 hospitals in China. Nuokang’s principal products include Baquting(R), China’s leading hemocoagulase product by market share, and Kaitong(R), a lipid emulsion alprostadil product for the treatment of peripheral vascular diseases, cardiocerebral microcirculation disorders and post-surgery thrombosis. The Company’s product pipeline includes product candidates under development in hematological, cardiovascular and cerebrovascular disease diagnosis, treatment and prevention. Please visit www.nkbp.com for more information.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the management quotations and the statements relating to the Company’s new product development, are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the product portfolio and future financial results may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

[1]

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended December 31, 2011, were made at the noon buying rate of RMB6.2939 to USD1.00 on December 30, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Nuokang Bio-Pharmaceutical Inc. makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

[2]	The Company’s American Depositary Shares, which are traded on the NASDAQ, each of which represents eight ordinary shares of the Company.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE MONTHS ENDED DECEMBER 31, 2010 AND 2011

	Full Year 2010	Full Year 2011		4Q 2010	4Q 2011
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

Net revenue	315,789	288,269	45,801	79,317	57,016	9,059
Cost of revenue	(37,304)	(38,458)	(6,110)	(9,348)	(9,856)	(1,566)

Gross profit	278,485	249,811	39,691	69,969	47,160	7,493

Operating expenses
Research and development costs	(13,504)	(15,737)	(2,500)	(4,156)	(3,635)	(578)
Selling, marketing and distribution expenses	(145,549)	(144,228)	(22,916)	(48,196)	(44,821)	(7,121)
General and administrative expenses	(53,527)	(71,188)	(11,311)	(13,418)	(35,531)	(5,645)

Total operating expenses	(212,580)	(231,153)	(36,727)	(65,770)	(83,987)	(13,344)

Operating profit/(loss)	65,905	18,658	2,964	4,199	(36,827)	(5,851)
Interest income	1,198	1,508	240	317	290	46
Interest expense	(7,147)	(3,096)	(492)	(1,093)	(126)	(20)
Exchange losses	(5,825)	(5,142)	(817)	(2,141)	(667)	(106)
Other income/(loss), net	2,473	(13,400)	(2,129)	524	(13,225)	(2,101)

Income/(loss) before income tax expense	56,604	(1,472)	(234)	1,806	(50,555)	(8,032)
Income tax expense/(benefit)	(10,606)	(12,662)	(2,012)	(1,547)	3,810	605

Net income/(loss)	45,998	(14,134)	(2,246)	259	(46,745)	(7,427)

Net loss attributable to non-controlling interest	64	128	20	19	23	4

Net income/(loss) attributed to ordinary shares	46,062	(14,006)	(2,226)	278	(46,722)	(7,423)

Net income/(loss) per share
Basic	0.29	(0.09)	(0.01)	0.00	(0.30)	(0.05)
Diluted	0.29	(0.09)	(0.01)	0.00	(0.30)	(0.05)

Shares used in net income/(loss) per share computation
Basic	158,466,428	155,872,950	155,872,950	158,490,942	154,227,532	154,227,532
Diluted	158,797,628	155,872,950	155,872,950	159,147,942	154,227,532	154,227,532

Net income/(loss) per ADS
Basic	2.33	(0.72)	(0.11)	0.01	(2.42)	(0.39)
Diluted	2.32	(0.72)	(0.11)	0.01	(2.42)	(0.39)

Shares used in net income/(loss) per ADS computation
Basic	19,808,304	19,484,119	19,484,119	19,811,368	19,278,442	19,278,442
Diluted	19,849,704	19,484,119	19,484,119	19,893,493	19,278,442	19,278,442

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2010 and DECEMBER 31, 2011

	31-Dec	31-Dec
	2010	2011
	(RMB’000)	(RMB’000)	(US$’000)

ASSETS
Current assets:
Cash and cash equivalents	191,822	179,385	28,501
Other investment - Current	29,868	—	—
Accounts receivable (net of allowance for doubtful accounts of RMB393,860 and RMB393,860 (US$62,578) as of December 31, 2010 and December 31, 2011, respectively)	132,504	60,767	9,655
Bills receivable	86,587	109,256	17,359
Inventories	16,789	15,846	2,518
Prepayments and other receivables	20,116	30,633	4,867
Prepaid income tax	5,117	8,179	1,300
Deferred tax assets	1,518	1,040	165

Total current assets	484,321	405,106	64,365

Non-current assets:
Property, plant and equipment, net	155,786	214,171	34,028
Land use rights, net	35,800	35,121	5,580
Intangible assets, net	23,587	21,212	3,370
Other Investments-Non current	3,414	3,414	542
Prepayment for the exclusive distribution right	37,713	15,884	2,524
Deferred tax assets	4,258	7,406	1,177

Total non-current assets	260,558	297,208	47,221

TOTAL ASSETS	744,879	702,314	111,586

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	47,000	7,000	1,112
Accounts payable	1,764	1,501	238
Accrued expenses and other payables	22,281	35,715	5,675
Income tax payable	253	3,312	526
Unrecognized tax benefits	809	2,656	422

Total current liabilities	72,107	50,184	7,973

Non-current liabilities:
Deferred tax liabilities	2,054	2,036	323
Deferred government grants	21,621	23,185	3,684
Long-term payable	11,299	12,082	1,920

Total non-current liabilities	34,974	37,303	5,927

Commitments and contingencies	—	—	—

Shareholders’ equity:
Ordinary shares (par value US$0.0005 per share, 474,200,000 shares authorized and 158,490,942 shares issued and outstanding as of December 31, 2010; 474,200,000 shares authorized and 153,921,470 shares issued and outstanding as of December 31, 2011)	597	582	92
Additional paid-in capital	460,981	452,159	71,841
Retained earnings	174,133	160,127	25,442

Total shareholders’ equity	635,711	612,868	97,375

Non-controlling interests	2,087	1,959	311

TOTAL EQUITY	637,798	614,827	97,686

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	744,879	702,314	111,586

CONSOLIDATED RECONCILIATION OF NON-GAAP ADJUSTED NET INCOME (LOSS)

FOR THE MONTHS ENDED DECEMBER 31, 2010 AND 2011

	Full Year 2010	Full Year 2011		4Q 2010	4Q 2011
	(RMB’000)	(RMB’000)	(US$’000)	(RMB’000)	(RMB’000)	(US$’000)

GAAP net income (loss)	46,062	(14,006)	(2,225)	278	(46,722)	(7,423)

			—			—

Foreign exchange loss	5,825	5,142	817	2,141	667	106

Share-based compensation expenses	9,007	7,944	1,262	1,484	4,237	673

Accrual for restructuring charges	—	11,639	1,849	—	11,639	1,849

Resolution of lease obligation expense	—	13,421	2,132	—	13,421	2,132

Allowance for non-trade receivables	—	8,600	1,366	—	8,600	1,366

Fin 48 adjustment	—	1,847	293	—	1,847	293

Non-GAAP net income (loss)	60,894	34,587	5,494	3,903	(6,311)	(1,004)

Contact:

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516

Ms. Wen Lei Zheng

Tel: (+86) 10-6583-7510

U.S. Tel: (646) 405-5180